FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

July 15, 2013

VIA EDGAR

Ms. Christina DiAngelo

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549-8626

Subject:           Franklin, Templeton, and Mutual Series Funds (the “Funds”)

(as listed on the attached Appendix)

Dear Ms. DiAngelo and Mr. Long:

On behalf of the above-referenced Funds, the following are the responses to the Staff’s comments conveyed telephonically on June 4, 2013 with regard to the various filings made by the Funds with the U.S. Securities and Exchange Commission (“SEC”) on Forms N-CSR, N-SAR and N-PX, as well as corresponding disclosures made in their prospectuses filed as part of their Registration Statements on Form N-1A.  References made to the Funds’ shareholder reports are referring to those shareholder reports reviewed by the SEC Staff, as listed on the Appendix.  Each comment is summarized below, followed by the Funds’ response to the comment.

A.  Comments to Series/Class Information:

1.         Comment:  Please update the series and class information on the EDGAR company database of the Funds in the following table to include ticker symbols for the following classes (this list may not be all-inclusive).[1]

Registrant	Fund	Class
Franklin Tax Free Trust	Franklin Maryland Tax-Free Income Fund	Advisor Class
Franklin Tax Free Trust	Franklin Massachusetts Tax-Free Income Fund	Advisor Class
Franklin Tax Free Trust	Franklin Double Tax-Free Income Fund	Advisor Class
Franklin Strategic Series	Franklin Biotechnology Discovery Fund	Advisor Class
Franklin Strategic Series	Franklin Focused Core Equity Fund	C, R and Advisor
Franklin Mutual Series Funds	Mutual Beacon Fund	Class R
Franklin Mutual Series Funds	Mutual European Fund	Class R
Franklin Mutual Series Funds	Mutual Quest Fund	Class R
Franklin Mutual Series Funds	Mutual International Fund	All classes
Franklin Templeton Fund Allocator Series	Franklin Templeton Corefolio Allocation Fund	Class R and Advisor
Franklin California Tax-Free Trust	Franklin California Insured Tax-Free Income Fund	Advisor Class
Franklin Templeton Fund Allocator Series	Franklin Templeton Multi-Asset Real Return Fund	All classes
Franklin Investors Securities Trust	Franklin Balanced Fund	Class R, R6 and Advisor
Franklin Investors Securities Trust	Franklin Low Duration Total Return Fund	Class C, R6 and Advisor
Franklin Investors Securities Trust	Franklin Equity Income Fund	Class R6 and Advisor
Franklin Templeton Money Fund Trust	Franklin Templeton Money Fund	Class A

[1]  The Staff referenced Rule 313 of Regulation S-T concerning the requirements to keep information regarding existing and new series and/or classes current, including series and/or class (contract) names, ticker symbols and status (active or inactive).

# 1230712   v. 2

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

Response:  The series/class information of the above-referenced Registrants has been updated as applicable.

2.         Comment:  Please correct the ticker symbol for Advisor Class shares of the Franklin Adjustable U.S. Government Securities Fund.  The March 1, 2013 prospectus lists the ticker as “FAUZX” while the series and class information in Edgar  lists the ticker symbol as “FAGZX”.

Response:  The discrepancy has been corrected.

3.         Comment:  The Money Market Portfolios currently consists of one active series, The Money Market Portfolio.  The series and class information in Edgar  lists another series as being active.  Please update the series and class information to remove this series.

Response:  The series/class information has been updated as of June 13, 2013.

4.         Comment:  The series and class information for Franklin Floating Rate Master Trust lists two active classes; however, this Fund has only one active class.  Please update the series and class information.

Response:  The series/class information has been updated as of June 13, 2013.

B.  Comments Regarding Funds’ Filing History:

1.         Comment:  Please note that when amended filings are made and those filings require certifications, we expect the certifications to be updated to the date of the amended filing, even if the amended filing is made one day later than the original filing.  For example, with respect to Franklin Universal Trust, the initial N-CSR was filed on October 29, 2010 and an amended filing was made on November 2, 2010; however, the certifications in the amended filing contained a date of October 28, 2010, the date of the original certifications.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

Response:  The Funds will provide updated certifications as necessary going forward.

2.         Comment:  With respect to Funds that have filed a Form N-17f-2, verification of securities by an independent public accountant and the filing of the certificate of such accountant is required at least three times during each fiscal year.  It appears that such Funds that filed a Form N-17f-2 only filed one certificate during the 2009-2010 fiscal year, rather than the required three.  Please explain.

            Response:   The 17f-2 counts were properly performed as required; however the Forms N-17f-2 were inadvertently not filed for the 2009-2010 fiscal year.  Improved procedures were developed and there have been no missed filings since.  The omitted N-17f-2 filings for 2010 were filed in June 2013.

C.  Comments to Form N-SAR:

1.         Comment:  The Accountants Report on Internal Control attached as an exhibit to the Form NSAR-B of Franklin Templeton Fund Allocator Series filed on July 30, 2012 appears to be incorrectly dated.  The report is dated June 19, 2012 while the audit opinion is dated July 19, 2012.  File an amended NSAR-B to correct this discrepancy.

Response:  The requested amended NSAR-B was filed on June 25, 2013.

D.  Comments to Form N-CSR:

1.         Comment:  The Form N-CSR filed for Institutional Fiduciary Trust filed on August 31, 2012 does not appear complete.  Page 1 appears to be missing from the filing.

Response:  An amendment to the N-CSR to include Page 1 of the filing was filed June 20, 2013.

2.         Comment:  With respect to the Franklin Templeton closed-end Funds, please confirm that the information required by Item 8(a)(2)(iii) of Form N-CSR, which relates to information required regarding other accounts managed by portfolio managers of the Funds for which performance-based advisory fees are charged, has been included.

Response:  The information required by Item 8(a)(2)(iii) of Form N-CSR was included in the filing for Franklin Mutual Recovery Fund (“FMRF”) (see performance fee footnote). Performance fee disclosure is not required for the following closed-end funds because the portfolio managers for such Funds do not manage other accounts for which a performance fee is charged: Templeton Russia & East European Fund, Templeton Emerging Markets Income Fund, Franklin Universal Trust, Templeton Emerging Markets Fund, Templeton Global Income Fund, and Templeton Dragon Fund. However, the portfolio managers for Franklin Templeton Limited Duration Income Trust, do manage another account(s) for which a performance fee is charge and the required information was inadvertently omitted.  We will be filing an amended N-CSR for Franklin Templeton Limited Duration Income Trust.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

3.         Comment:  With respect to the FMRF, please include the information required by Item 9 of Form N-CSR relating to purchase made by or on behalf of the Fund or any “affiliated purchaser” of shares or other units of any class of the Fund’s equity securities that is registered by the Fund.   FMRF appears to have repurchased its shares, but a response to Item 9 was not included in its N-CSR.

Response:  A registered closed-end investment company does not have to comply with Item 9 of Form N-CSR where the company, like FMRF, (1) relies on Rule 23c-3 of the Investment Company Act of 1940, in making periodic repurchases of its shares; and (2) does not have any class of its shares of common stock or beneficial interest registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  By its terms, Form N-CSR Item 9 requires reporting of the Item 9 required information by a registrant that is a closed-end management investment company “with respect to any purchase made by or on behalf of the registrant or any ‘affiliated purchaser,’ as defined in Rule 10b-18(a)(3) under the Exchange Act [citation omitted], of shares or other units of any class of the registrant’s equity securities that is registered by the registrant pursuant to Section 12 of the Exchange Act.”

Because FMRF’s securities are not registered for sale on any securities exchange (see Section 12(a)) and such securities are excluded from the other registration requirements of Section 12(g) of the Exchange Act by virtue of FMRF being a registered investment company, FMRF is not required to respond to Item 9 of Form N-CSR.  In addition, Rule 23c-3(b)(2)(ii) already requires similar information to be included in FMRF’s Annual Report itself (see “The Fund’s Repurchase Offers” section of the Annual Report).

4.         Comment:  In the Management’s Discussion of Fund Performance (“MDFP”) section of the Funds’ shareholder reports, consider including the return of the Funds’ benchmarks in the average annual total return table.  While this is not a requirement, the Staff views this disclosure as a best practice.

Response:  We have considered your suggestion. Our practice, however, is to provide the return of the benchmark(s) for the period under review in the first paragraph of the MDFP alongside the fund’s return for a direct comparison upfront. To add benchmark returns in the performance table seems redundant, and in the case of some funds with as many as four benchmarks could be overly complicated for a shareholder to read.

5.         Comment:  With respect to the MDFP section of the Funds’ shareholder reports, some Funds do not include a line item reflecting the value of a $10,000 investment in the Fund in the average annual total returns performance table (for example, see  Franklin U.S. Government Securities Fund).  Please be consistent in that disclosure and ensure that all Funds include the disclosure in their average annual total returns performance table.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

Response:  We consistently include a line item reflecting value of a $10,000 investment in the fund for those funds seeking capital appreciation (or capital appreciation and income) because we believe shareholders of such funds would be interested in the growth of their investment. We consistently do not include such a line item for funds seeking only income because growth of capital is not as important a consideration for those funds’ shareholders. In line with this approach, the shareholder report for Franklin U.S. Government Securities Fund (which seeks income) does not include the value of $10,000 for an investment in the fund whereas the other funds of the Trust, which are included in the Trust report, have capital appreciation as a goal.

6.         Comment:  With respect to the Franklin Federal Tax-Free Income Fund, in the credit quality chart in the MDFP section of the Fund’s annual report, the following footnote appears:

Standard & Poor’s (S&P) is used as the primary independent rating agency source. Moody’s is secondary, and Fitch, if available, is used for securities not rated by Moody’s or S&P. The ratings are an indication of an issuer’s creditworthiness, with long-term ratings typically ranging from AAA (highest) to Below Investment Grade (lowest; includes ratings BB to D). This methodology differs from that used in Fund marketing materials. (emphasis added).

Please explain why the methodology used by the Fund in the credit quality chart for the annual report is different from the methodology used for the Fund’s marketing materials.  Please also describe the methodology used for the Fund’s marketing materials and explained which methodology is used for compliance with the Fund’s investment policies.

Response:  Historically, the Franklin tax-free income funds have provided information regarding portfolio credit quality in both marketing materials and shareholder reports using, for each bond that has a rating assigned to it by more than one NRSRO, the highest rating.  The Funds’ portfolio managers believe that this approach is commonly used in the industry, is the most meaningful to investors and is more efficient given the presence of three NRSROs in the municipal bond market.  However, in 2004, the SEC began requiring that mutual funds that choose to provide a portfolio breakdown by credit quality only use one NRSRO for all portfolio holdings in a fund.  Therefore, the Franklin tax-free income funds conformed their presentation in their shareholder reports to comply with the new requirements of Item 27(d)(2) of the Form N-1A, but chose to retain their historical presentation in their marketing materials because of their belief that it is the more meaningful approach.  The Funds believe the disclosure in the shareholder reports and marketing materials describes this difference.  In addition, such Funds generally use the highest rating for each bond, consistent with the approach used in the marketing materials and as disclosed in their prospectuses, for purposes of portfolio compliance.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

7.         Comment:  With respect to the MDFP section of the Funds’ shareholder reports, in light of the SEC’s position that the MDFP should discuss a fund’s use of derivative instruments if the fund was materially impacted by the use of such derivative instruments, as set forth in the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures in July 2010, please describe the Funds’ materiality threshold and why certain funds (such as Franklin High Income Fund) do not have a discussion of the Fund’s derivative usage in its MDFP.

Response:  There is no single across-the-board standard of materiality.  Each fund’s report is considered individually with respect to derivatives and is based on the actual use of derivatives during the reporting period, which use varies by investment strategy, overall portfolio holdings, and types of derivatives.   Therefore, materiality can vary from portfolio to portfolio and period to period, and the MDFP included in the shareholder report reflects the investment manager’s assessment of whether the use of derivatives materially affected fund performance for that period. In the case of Franklin High Income Fund, it appears the actual use of derivatives during the reporting period was a de minimis part of the portfolio, and the manager did not view the impact as material to the overall performance of the fund. We continue to monitor disclosure of derivative use as it applies to MDFP disclosures.

8.         Comment:  With respect to the Franklin Floating Rate Master Trust’s annual report, the statement required by Item 27(b)(7)(ii)(B) of Form N-1A to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares was not included in the report.

Response:  Because the only shareholder of the fund was an affiliated offshore entity, we did not include the statements. We will include them going forward.

9.         Comment:  With respect to the Templeton Emerging Markets Income Fund, the Fund’s most recent annual report states:

The Fund’s Board of Trustees has authorized the Fund to increase use of currency forward contracts for hedging and investment purposes so that the Fund may maintain a significant exposure to these instruments when the investment manager believes it is advisable to do so.

Please explain what the term “significant” means as used in the disclosure above.  Also, please state whether you believe that the term should be defined for shareholders.

Response:  The Fund believes that the current disclosure regarding the Fund’s anticipated use of currency forwards appropriately describes the Fund’s intended use thereof.  Any fund’s use of derivatives may be measured in a variety of ways depending upon a number of factors, including the particular type of derivative and how the derivative instrument is traded or settled, e.g., contractual value, notional value or market value.  Therefore, the Fund believes that disclosing percentage limitations may not be the most appropriate method of conveying to investors a fund’s proposed or anticipated use of particular derivatives or the risks related thereto.  The Fund does believe that the word “significant,” given its common understanding (“noteworthy” or “important”), explains that the Fund’s use of currency forwards may result in “large” or “major” exposure.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

10.       Comment:  With respect to Funds that invest in pay-in-kind securities, in the schedule of investments for the Funds, separate the pay-in-kind line item into two line items, one which reflects the component of the security that is cash and the other that reflects the component of the security that is pay-in-kind.

            Response:   For pay-in-kind (PIK) securities, we include a footnote within the Statement of Investments (SOI) to indicate that income may be received in additional securities and/or cash.  If the income from PIK securities exceeds 5% of total interest income for the reporting period, we will disclose the cash versus PIK rates for each PIK security within the SOI.

11.       Comment:  For the Franklin Templeton Founding Funds Allocation Fund, which invests significantly (approximately 1/3 of its assets) in each of three different funds, please describe how a shareholder can gain access to the underlying funds’ financial statements.  For example, are the underlying funds’ financial statements sent to shareholders of the Franklin Templeton Founding Funds Allocation Fund, or are shareholders informed of how to receive the financial statements of the underlying funds?

Response:  Shareholders of the Franklin Templeton Founding Funds Allocation Fund do not receive financial statements of the underlying funds. Effective with the June 2013 reports, the Franklin Templeton Founding Funds Allocation Fund as well as for the other fund-of-funds, we will disclose within the shareholder report of the top tier Fund as to how shareholders can obtain financial statements of the underlying funds.  However, if a fund’s only investment in an underlying fund is its investment in the Money Market Portfolio (Sweep), we would not make this disclosure.

12.       Comment:  With respect to the Franklin Pelagos Commodities Strategy Fund, please provide an enhanced description of excess return swap contracts to provide a more fulsome description of such investments to shareholders.

Response:  We will review and consider a more enhanced description of excess return swaps going forward.

13.       Comment:  With respect to the Franklin High Yield Tax-Free Income Fund, the value of the Fund’s holding, the Sabine River Authority PCR, Series A, B and C, is very low compared to the principal amount.  Please explain the difference in value versus principal amount of these holdings and if the securities are in default.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

Response:  Sabine River Authority is backed by Texas Competitive Electric Holdings (TCEH), which was formed during a leveraged buyout in late 2008.  TCEH is believed to have ample liquidity through 2014, and a technical default is unlikely before late 2013 at the earliest. The securities are not in default but the market was pricing in a high likelihood of a default.

14.       Comment:  With respect to the Franklin Templeton Emerging Market Debt Opportunities Fund’s annual report to shareholders, three securities included in the Fund’s statement of investments were past their maturity dates.  Please provide additional information to the Staff regarding these securities.

            Response:   The securities are past their maturity dates and have been flagged as defaulted. Our procedures are to keep defaulted securities on the books and reflect them in our Statement of Investments while efforts are made to recover past due amounts.  Interest is not accrued on defaulted securities and the securities are held at estimated recoverable value as disclosed in our Notes to Financial Statements.

15.       Comment:  In the financial highlights of the Franklin Rising Dividends Fund, footnote “c” refers to net investment income including a return of capital.  Please provide more detail to the Staff regarding this footnote.

Response:  In fiscal year 2007, the Franklin Rising Dividends Fund received a special cash distribution of $25 per share from Alberto-Culver as part of a broader transaction which included a spin-off of a new company, Sally Beauty (the “Company”).  Per the Company filings with the SEC, the special cash distribution was noted as being a dividend to the extent the Company had accumulated earnings and profits as of its 2007 fiscal year end, hence the Fund recorded the distribution as dividend income.  Due to the significant impact of this transaction on net investment income (“NII”), the Fund’s 2007 fiscal year end financial highlights were footnoted (see footnote d) to reflect the impact of the transaction.

            In fiscal year 2009, the Fund became aware, after final taxability of the 2006 special cash distribution had been determined, that a portion of the dividend had been reclassified by the Company as a return of capital (“ROC”).  Due to the significant impact of this transaction on NII, the Fund’s 2009 fiscal year end financial highlights were footnoted (see footnote c) to reflect the impact of the transaction.

16.       Comment:  Pursuant to Section 6.04(12)(b)(1) of Regulation S-X, to the extent that there are any payables to Trustees as of the end of the period, such payables should be set forth separately in the statement of assets and liabilities.

Response:  Generally, the Funds do not have a payable to Trustees outstanding as of the end of the period since the amounts are paid prior to period-end. To the extent Funds do have a payable to Trustees outstanding as of the end of the period, effective with the July 2013 reports, we will present this payable separately in the statement of assets and liabilities.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

17.       Comment:  With respect to the Emerging Markets Series of Templeton Institutional Funds, the statement of assets and liabilities reflects that accrued expenses for professional fees are greater than the actual expense.  Please explain this discrepancy.

            Response:   Professional fees are comprised of both audit and legal fees. The payable is accurate and reflects an over accrual of legal fees from prior year that was adjusted in the current year.

18.       Comment:  For the Franklin Universal Trust, note 3 to the financial statements relating to the Fund’s issuance of senior fixed rate notes states:  “See Note 10 regarding fair value measurements for additional information about fair value hierarchy and Level 3 inputs.”  Note 10, however, does not contain any additional information regarding the Fund’s senior fixed rate notes.

Response:  The reference to Note 10 regarding fair value measurements is to provide the reader with information to understand the different levels in the fair value hierarchy.  We do not include any information on the senior fixed rate notes in the fair value table, as the note is not carried at fair value.

19.       Comment:  Pursuant to Article 6.04 of Regulation S-X, to the extent that there are any related party payables that are consolidated together in the statement of assets and liabilities, the Staff would expect that such related party payables would be broken-out in the notes to the financial statements.  However, the applicable Funds’ shareholder reports do not appear to provide the broken-out information.

Response:  Effective with the July 2013 reports, we will ensure that any related party payables (management fee payable, administrative fee payable, distribution fee payable, and transfer agent fee payable) are presented separately in the statement of assets and liabilities instead of being combined.

20.       Comment:  With respect to The Money Market Portfolio, Institutional Fiduciary Trust, Franklin Money Fund and Franklin Templeton Money Fund, please confirm that the top tier funds are not taxed as partnerships.  In addition, please confirm the accounting treatment used for the feeder funds – it appears that with respect to the financial highlights the Funds are using master-feeder accounting, but the accounting method throughout the financial statements may not be consistent.  Please confirm that the use of the accounting method for master-feeder arrangements is used consistently throughout.

Response:  Neither the master fund nor the feeder funds are taxed as partnerships and, as noted in the respective funds’ notes to financial statements, all funds in question are regulated investment companies subject to the provisions of the Internal Revenue Code.  Franklin Templeton has adopted a consistent accounting treatment throughout the financial statements. Any NII generated by the master fund is passed to the feeder funds through a daily distribution.  The feeder funds reflect the expenses of the top tier fund in the feeder fund’s financial highlights. Additionally, each feeder fund includes the complete set of the master fund’s financial statements and accompanying footnotes for added transparency.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

21.       Comment:  With respect to Foreign Equity Series of TIF, please provide an explanation for why the Fund paid Federal income taxes (as noted in its statement of operations), given the Fund’s distribution policy.

Response:  As a general policy, it is the Fund’s policy to qualify as a regulated investment company under the Internal Revenue Code. The Fund intends to distribute to shareholders substantially all of its taxable income and net realized gains to relieve it from federal income and excise taxes. However, there was a specific circumstance in fiscal year 2012 where the Fund identified a PFIC subsequent to the filing of the Fund’s federal tax returns for the prior period, resulting in the recognition of income on which the Fund incurred federal income taxes of $400,470 as noted in the Statement of Operations and accompanying notes to the financials.

22.       Comment:  With respect to the disclosure in the notes to the financial statements for the Funds, please provide a description of the materiality thresholds as they relate to the Funds’ fair valuation disclosures (i.e., what is “significant”).  Also, please state what the materiality threshold is for the level three fair valued securities listed in the notes to the financial statements under “Other” for the Mutual Global Discovery Fund.

Response:  The three tier approach to assessing the materiality of the Fund’s fair valuation disclosures is as follows: 1) a reconciliation of assets in which Level 3 inputs are used in determining fair value is presented when there are Level 3 investments in total greater than or equal to 1% of net assets at the end of the reporting period; 2) the quantitative information regarding the unobservable inputs is presented when there are Level 3 investments individually greater than or equal to 0.10% of net assets; and 3) a significant change in the fair value and/or net assets due to a reasonable change in an unobservable input is (a) greater than or equal to 5% of the investments fair value and/or (b) greater than or equal 0.10% of net assets.

The securities listed under “Other” include fair value investments that are less than 0.10% of net assets.

23.       Comment:  With respect to those Funds that have tiered management fee structures, consider including the effective fee rate paid for the period (both gross and net of fee waivers and expense reimbursements) in the notes to the financial statements as a best practice.

Response:  Going forward, for Funds that have tiered management fee structures, we will consider disclosing the effective fee rate gross and net of fee waivers and expense reimbursements in the notes to the financial statements.

24.       Comment:  Please state whether the securities lending agent for the Funds is a related party to the Funds and, if so, include information relating to the fees retained by the securities lending agent.  If the securities lending agent is not a related party to the Funds, consider adding information relating to the fees retained by the securities lending agent as a best practice.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

Response:  The Funds participate in securities lending program using four lending agents that are not related parties to the Funds. Given that the lending agents are not related to the Funds and that we separately disclose securities lending income on the Statement of Operations, we believe that adding information relating to the fees retained by the securities lending agent does not provide valued-added information to the investors. Our current disclosure is consistent with other fund firms that engage in securities lending using a lending agent that is not a related party.

25.       Comment:  With respect to those Funds that invest in the Money Market Portfolio of Institutional Fiduciary Trust as part of the cash sweep, describe how the investment management fee waiver is monitored to ensure the right amount is being waived per Fund.  Also, please describe how this waiver is reflected in the statements of operations of the Funds, as there appears to be a difference between how the waiver is handled in the statements of operations and in the prospectus fee tables.  The Staff believes that the statement of operations should match the fee table.

Response:  The investment in the Money Market Portfolio (Sweep) by each Fund is tracked daily.  At month-end, the average holdings of each investing Fund are used to determine how much of the management fees are reduced.  The monthly fee reduction equals the investing Fund’s average investment into the Sweep over the course of the month, multiplied by the lesser of the Sweep’s effective management fee rate or the investing Fund’s effective management fee rate.  In other words, an investing Fund will not have more fees reduced than it is being charged.

Currently, the management fee waiver as it relates to the Funds’ investment in the Sweep  is not reflected in the “Expenses waived/paid by affiliates” line item on the Statement of Operations (SOP) since this waiver amount is presented net of the “management fees” line item on the SOP. We will continue to review and consider how best to address the difference between the SOP and the fee table.

26.       Comment:  With respect to those Funds that are participants in the special servicing arrangements with the Funds of Funds, please describe how the payment of expenses by the underlying funds pursuant to the special servicing arrangements is monitored.  Also, please describe why the special servicing arrangements would not be presented in the financial statements in the same manner as an expense waiver.

            Response:   The special servicing agreement (“SSA”) payments are monitored on a monthly basis using an Access database.  Expense accruals from the underlying funds (“ULF”) and the amount of fund of funds (“FOF”) investments in the ULFs are loaded in the database and used to calculate how much FOF expenses are borne by each ULF.  Estimates are accrued daily based on prior month actuals and true-ups are reflected at each month-end.

            In the Statement of Operations, the SSA fees are shown as an expense for the ULFs and as an offset to expenses (credit) for the FOFs.  The SSA is further discussed in the Notes to Financial Statements for both the ULF and the FOF.  Effective May 1, 2013, the SSA was discontinued.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

27.       Comment:  Templeton Developing Markets Trust and Templeton Foreign Fund appear to have been reimbursed by an affiliated investment manager for certain dollar amounts (e.g., excise tax from prior year).  Please provide more detail on the reimbursement and how the amount of the reimbursement was calculated.  Also, Chapter 7, paragraph 126 of the Audit Guide provides that certain evaluations should be made on the statement of operations and the statement of investments with respect to these reimbursed amounts.  Please provide us with your evaluations/considerations in this regard.

Response:  As reflected on the Statement of Operations (SOP), the Templeton Developing Markets Trust incurred excise taxes in the amount of $69,000.  A significant portion ($54,652) of that tax was a direct result of an error made by the administrative manager (Franklin Templeton Services, LLC/FTS – an affiliate of the investment manager).  Taxable income of $1,366,292 from a fair fund settlement was not identified properly as income and distributed prior to the end of the calendar year.  The tax incurred as a result of this undistributed income was $54,652 (4% of $1,366,292).  Therefore, the Fund was reimbursed.

            As reflected on the 8/31/11 SOP, the Templeton Foreign Fund incurred excise taxes in the amount of $132,869.  A portion ($69,200) of that tax was a direct result of an error made by FTS.  Net taxable income of $1,730,000 related to the timing of the annual tax basis recognition of income from a limited partnership security was not distributed prior to the end of the calendar year.  The tax incurred as a result of this undistributed income was $69,200 (4% of $1,730,000).  Therefore, the Fund was reimbursed during the August 31, 2012 FYE.

In line with the requirements under the Audit Guide, the gross amount of the tax incurred as well as the portion of the tax that was reimbursed by an affiliate of the investment manager, are separately stated on the SOP.  Additionally, the nature of the reimbursement is disclosed in the Notes to Financial Statements.  For the Financial Highlights, the impact to the ratio of expenses to ANA is footnoted (less than 0.01%), and there was no impact to the Total Return.

28.       Comment:  With respect to Franklin Strategic Series − Franklin Flex Cap Growth Fund and Franklin Small Cap Growth Fund, please provide an explanation as to why the settlement payments received by the Funds were included in capital share transactions and not listed as a separate line item with a specific description.

Response:  Our policy is to only list the transaction as a separate line item with a specific description if material, which we consider to be greater than 0.10% of net assets.  These amounts did not breach our materiality threshold and therefore the amounts are included in capital shares transactions as described in the note and are not disclosed separately on the Financial Highlights or Statement of Changes.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

29.       Comment:  The financial statements for the Franklin Utilities Fund reflect that the Fund was reimbursed for a trading error.  Please provide the Staff with more detail on the trading error.

Response:  A mini tender offer on one of the securities (Transcanada) was inadvertently instructed to participate. Cost/price in purchasing back this security in the open market was higher than the tender price. The difference in cost was reimbursed to the Fund by an affiliate of the Fund’s investment manager.

30.       Comment:  With respect to the Funds that invest in FT Holdings Corp 2 (“Holding Corp.”), usually the financial statements would be titled “consolidated” financial statements.  Please explain why the statements are not labeled “consolidated.”  Also, consider enhancing the disclosure in the notes to the financial statements to describe the securities held in Holding Corp.

Response:  Each Fund's investment in Holding Corp. is less than 1% of total net assets. The threshold to include "Consolidated" in the header was 5%. Effective with June 2013 reporting periods, the threshold was changed to 1%. Going forward, we will consider including the name of the securities held in Holding Corp. in the notes to the financial statements.

31.       Comment:  With respect to Franklin Real Estate Securities Fund, note 3 to the financial statements states that asset-based sales charge payments under the Class B Rule 12b-1 Plan were temporarily discontinued due to the Fund exceeding the sales charge cap.  Please provide more of an explanation for this discontinuation of Class B Rule 12b-1 Plan asset-based sales charge payments.

Response:  Conduct Rule 2830 sets forth a sales charge cap applicable to sales of shares of open-end registered investment companies. For all of the F-T Funds that charge asset-based sales charges, the applicable sales charge cap was 6.25% of gross new sales and was calculated on a class-by-class basis.* In December 2007, the first F-T Fund, Franklin Real Estate Securities Fund, hit its Class B sales charge cap**.  Since late December 2007, the Real Estate Fund has stopped accruing 75 bp of its 100 bp Class B Rule 12b-1 fees (which represent the asset-based sales charge; the 25 bp service fee continued to be accrued and paid out to financial intermediaries), and any contingent deferred sales charges collected upon redemption of Class B shares were retained by the Franklin Real Estate Securities Fund.

*Effective October 1, 2009, the calculation methodology of the sales charge caps for the F-T Funds’ Class B shares was revised with respect to how exchange transactions are “credited” as new sales to the receiving fund and redemptions to the redeeming fund.

**Effective March 22, 2013, all Class B shares were converted to Class A.

32.       Comment:  For Franklin Floating Rate Master Trust, pursuant to Item 27(d)(6) of Form N-1A, the disclosure regarding the Board’s annual approval of investment advisory agreement should be included in the Fund’s annual or semi-annual report to shareholders; however, such disclosure has not been included for 2012.  Please provide an explanation of why such disclosure was not included.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

            Response:   Because the only shareholder of the fund was an affiliated offshore entity, we did not include the “Board Review of Investment Management Agreement.” We will include it going forward.

E.  Comments to Form N-PX:

1.         Comment:  With respect to Form N-PX filings that cover multiple Funds, for each Fund that has no proxy votes for the reporting period, please provide a list of each such Fund and a brief explanation of why the reporting is not applicable in lieu of disclosing “N/A”.

Response:  Attached is a list of funds for the Form N-PX period July 1, 2011 – June 30, 2012 for which our records show the following description: “There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.”  In all cases, the funds are either managed pursuant to a fixed income strategy or are structured as a fund-of-funds.  We have noted that in the actual SEC filing, it simply states N/A in the Form N-PX for these funds.  Going forward, we will include the complete description quoted above in the Form N-PX filing in order to provide more detail on why our records show no voting activity. (Note: See Exhibit A below)

F.  Comments to the Prospectuses and Statements of Additional Information:

1.         Comment:  Please explain why the expense ratios of the following Funds included in the fee tables in the Funds’ prospectuses do not agree with the expense ratios included in the audited financial highlights:

Franklin Balanced Fund

Franklin Real Return Fund

Franklin Total Return Fund

Franklin Rising Dividends Fund

Franklin Focused Core Equity Fund

Franklin Biotechnology Discovery Fund

Franklin Strategic Income Fund

Mutual International Fund

Global Equity Series

Foreign Smaller Company Series

Franklin High Income Trust

Franklin Templeton Multi-Asset Real Return Fund

Franklin Templeton Money Fund

Response:

Real Return Fund Total Return Fund Rising Dividends Fund Biotechnology Discovery Fund Strategic Income Fund High Income Trust

An explanation for the difference in the expense ratios between the Prospectus (Pro) and the audited financial highlights (FiHi) is included in the Pro as a footnote to the Annual Fund Operating Expenses table. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

Global Equity Series Foreign Smaller Company Series

The gross expense ratios agree between the Pro and the FiHi. However, the net expense ratios differ due to the elimination of the contractual fee waiver agreement, which was eliminated effective with the new Pro (May 1, 2013).

Balanced Fund	The expense ratios differ due to a combination of the two explanations above – 1) acquired fund fees and expenses, and 2) elimination of the contractual fee waiver agreement (effective March 1, 2013).
Mutual International Fund	The expense ratios agree between the Pro and the FiHi.
FT Money Fund	The fund has both contractual and voluntary fee waivers. Voluntary waivers are not included in the Pro expense table.
Focused Core Equity Fund

The expense ratios differ due to 1) acquired fund fees and expenses, which impacted all share classes and 2) share classes A and C differ due to 12b-1 fees, which are reflected at the contractual rates in the Pro, and at the actual rates in the FiHi.

FT Multi-Asset Real Return Fund

An explanation for the difference in the expense ratios between the Pro and FiHi is included in the Pro as footnotes to the Expense table, as follows: 1. Class A, Class C and Class R distribution and service fees have been restated to reflect the maximum annual contractual rate for the current fiscal year. Consequently the total annual Fund operating expenses differ from the ratio of expenses to net assets shown in the Financial Highlights. 2. Other expenses of the Fund have been restated to exclude non-recurring prior period expenses. If such expenses were included in the table above, the amounts stated would have been greater. 3. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

2.         Comment:  In the December 1, 2012 prospectus for the Franklin International Growth Fund, the fee table shows Class A Distribution and Service Fees as 0.34%.  The notes to the July 31, 2012 financial statements say that the Board of Trustee has set the current rate at 0.30% per year for Class A shares until further notice and approval by the Board.  Please explain how these rates can be different.

Response:  Consistent with other Funds, 12b-1 payments by the Fund are monitored for compliance with plan limitations over an annual period beginning on February 1 and running through January 31.  The 12b-1 fee as it appears in the fee table may differ from the maximum amount measured on a fiscal year basis as a result of accrual adjustments that lead to timing differences. 12b-1 fees for the Fund did not exceed the maximum allowable amount under the Fund’s Rule 12b-1 plan, as set by the Fund’s Board, over the measurement period.

3.         Comment:  With respect to the Franklin Biotechnology Discovery Fund, the portfolio turnover rate for the Fund was approximately 41% in 2010, 235% in 2011 and 46% in 2012.  Pursuant to Item 16(e) of Form N-1A, an explanation for the significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years should be included in the Fund’s registration statement.

Response:  As discussed in greater length in the Prospectus and SAI, portfolio turnover is affected by a variety of factors, within and outside the control of the Fund and its investment manager.  With respect to the Franklin Biotechnology Discovery Fund, the significant variation in the portfolio turnover arose from planned portfolio transactions related to tax considerations. Disclosure will be added for the particular circumstances of the change in portfolio turnover percentage.

4.         Comment:  With respect to the prospectus and marketing disclosure of after-tax returns, please confirm that the new 3.8% Medicare tax on investment income is used in the after-tax return calculations for the Funds.

Response:  Yes, our system was updated in January 2013 to include the 3.8% Medicare Tax.

5.         Comment:  With respect to the Franklin Tax-Free Connecticut Income Fund, the Fund’s annual report states that it invests 22.2% of its assets in Puerto Rico securities.  Due to the significance of the Fund’s investment in Puerto Rico, please describe why the Fund does not have prospectus strategy and risk disclosure indicating that investments in Puerto Rico is a principal investment strategy and risk.  Also, confirm whether the Fund will discuss the impact of the downgrade of Puerto Rican securities in its prospectus.

Response:  The Franklin Tax-Free Connecticut Income Fund’s prospectus dated July 1, 2012 includes strategy disclosure that states that the Fund may invest in U.S. territories up to 35% of its net assets and risk disclosure that states that “events in any of the territories where the Fund is invested may affect the Fund’s investments and its performance.”

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

As of May 31, 2013, the Franklin Tax-Free Connecticut Income Fund’s exposure to Puerto Rican municipal securities had decreased to 12%.  However, in connection with the Fund’s 2013 annual update to its prospectus and statement of additional information, the Franklin Tax-Free Connecticut Income Fund’s prospectus is being updated to include strategy and risk disclosure that specifically mentions Puerto Rico.  Additionally, the following specific discussion regarding the impact of the downgrade of Puerto Rico securities on the Fund is being included:

Certain municipal issuers in Puerto Rico have recently experienced financial difficulties. On December 13, 2012, Moody’s downgraded the general obligation rating of Puerto Rico to Baa3 with a negative outlook. On March 13, 2013, S&P downgraded Puerto Rico’s general obligation debt to BBB-, with a negative outlook, and Fitch followed with a March 20, 2013 downgrade to BBB- with a negative outlook. These rating agencies have subsequently downgraded other Puerto Rican municipal issuers, including bonds guaranteed by the commonwealth, with the possibility of additional downgrades if negative trends continue. Downgrades could create additional strain on a commonwealth already facing existing economic stagnation and fiscal imbalances, including budget deficits and pension funding shortages. Puerto Rican financial difficulties could potentially lead to less liquidity for its bonds, wider spreads, and greater risk of default for Puerto Rican municipal securities, and consequently may affect the Fund’s investments and its performance.

We believe that we have responded fully to each of the SEC’s Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 650-312-5651, or, in her/his absence, Laura Fergerson at 916-463- 5030.

In connection with the Funds’ responses to the SEC Staff’s comments to the Funds’ filings noted in this letter, as requested by the Staff, each Fund acknowledges that:  (i) the Fund is responsible for the adequacy of the disclosure in the Fund’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore,

Vice President

On behalf of the Funds listed in the attached Appendix

Ms. Christina DiAngelo

Mr. Jeffrey Long

July 15, 2013

APPENDIX

FUNDS AND FINANCIAL STATEMENTS REVIEWED BY SEC STAFF

February 28, 2012 financial statements:

Franklin Tax Free Trust                                                        811-04149          Filed 4/27/2012

Franklin Alabama Tax-Free Income Fund

Franklin Florida Tax-Free Income Fund

Franklin Georgia Tax-Free Income Fund

Franklin Kentucky Tax-Free Income Fund

Franklin Louisiana Tax-Free Income Fund

Franklin Maryland Tax-Free Income Fund

Franklin Missouri Tax-Free Income Fund

Franklin North Carolina Tax-Free Income Fund

Franklin Virginia Tax-Free Income Fund

Franklin Arizona Tax-Free Income Fund

Franklin Colorado Tax-Free Income Fund

Franklin Connecticut Tax-Free Income Fund

Franklin Double Tax-Free Income Fund

Franklin Fed Intermediate Term Tax-Free Income Fund

Franklin Federal Limited Term Tax Free Income Trust

Franklin High Yield Tax-Free Income Fund

Franklin Insured Tax-Free Income Fund

Franklin Massachusetts Tax-Free Income Fund

Franklin Michigan Tax-Free Income Fund

Franklin Minnesota Tax-Free Income Fund

Franklin New Jersey Tax-Free Income Fund

Franklin Ohio Tax-Free Income Fund

Franklin Oregon Tax-Free Income Fund

Franklin Pennsylvania Tax-Free Income Fund

March 31, 2012 financial statements:

Franklin California Tax Free Income Fund                         811-02790          Filed 5/30/2012

Franklin California Tax Free Income Fund

Franklin Templeton Limited Duration Income Trust           811-21357          Filed 5/30/2012

Franklin Templeton Limited Duration Income Trust

Franklin Mutual Recovery Fund                                          811-21306          Filed 5/30/2012

Franklin Mutual Recovery Fund

Templeton Global Investment Trust                                    811-08226          Filed 5/30/2012

Templeton BRIC Fund

Templeton Asian Growth Fund

Templeton Emerging Markets Small Cap Fund

Templeton Emerging Markets Balanced Fund

Templeton Frontier Markets Fund

Templeton Global Balanced Fund

Templeton Russia & East European Fund                           811-08788          Filed 5/30/2012

Templeton Russia & East European Fund

April 30, 2012 financial statements:

Franklin Strategic Series                                                      811-06243          Filed 6/29/2012

Franklin Flex Cap Growth Fund

Franklin Focused Core Equity Fund

Franklin Growth Opportunities Fund

Franklin Small Cap Growth Fund

Franklin Small-Mid Cap Growth Fund

Franklin Biotechnology Discovery Fund

Franklin Natural Resources Fund

Franklin Strategic Income Fund

Franklin Federal Tax Free Income Fund                             811-03395          Filed 6/29/2012

Franklin Federal Tax-Free Income Fund

Franklin Real Estate Securities Trust                                   811-08034          Filed 6/29/2012

Franklin Real Estate Securities Fund

May 31, 2012 financial statements:

Franklin Municipal Securities Trust                                     811-06481          Filed 7/30/2012

Franklin California High Yield Municipal Fund

Franklin Tennessee Municipal Bond Fund

Franklin High Income Trust                                                 811-01608          Filed 7/30/2012

Franklin High Income Fund

Franklin Templeton Fund Allocator Series                          811-07851          Filed 7/30/2012

Franklin Templeton Multi-Asset Real Return Fund

Franklin New York Tax-Free Income Fund                        811-03479          Filed 7/30/2012

Franklin New York Tax-Free Income Fund

Franklin Alternative Strategies Funds                                 811-22641          Filed 7/30/2012

Franklin Pelagos Commodities Strategy Fund

Franklin Pelagos Managed Futures Strategy Fund

June 30, 2012 financial statements:

Franklin California Tax-Free Trust                                      811-04356          Filed 8/31/2012

Franklin California Insured Tax-Free Income Fund

Franklin California Intermediate-Term Tax-Free Income Fund

Franklin California Tax-Exempt Money Fund

Franklin Templeton Money Fund Trust                               811-08962          Filed 8/30/2012

Franklin Templeton Money Fund

Institutional Fiduciary Trust                                                811-04267          Filed 8/31/2012

Money Market Portfolio

Money Market Portfolios                                                     811-07038          Filed 9/4/2012

The Money Market Portfolio

Franklin Money Fund                                                          811-02605          Filed 8/30/2012

Franklin Money Fund

July 31, 2012 financial statements:

Franklin Floating Rate Master Trust                                    811-09869          Filed 10/2/2012

Franklin Floating Rate Master Series

Franklin Global Trust                                                           811-10157          Filed 10/2/2012

Franklin Global Real Estate Fund

Franklin International Growth Fund

Franklin International Smaller Cap Growth Fund

Franklin Large Cap Equity Fund

Franklin Templeton Emerging Market Debt Opportunities Fund

Franklin Gold and Precious Metals Fund                            811-01700          Filed 9/28/2012

Franklin Gold and Precious Metals Fund

Franklin Tax-Exempt Money Fund                                     811-03193          Filed 9/28/2012

Franklin Tax-Exempt Money Fund

August 31, 2012 financial statements:

Templeton Funds                                                                 811-02781          Filed 11/1/2012

Templeton World Fund

Templeton Foreign Fund

Templeton Emerging Markets Income Fund                       811-07866          Filed 11/1/2012

Templeton Emerging Markets Income Fund

Franklin Universal Trust                                                      811-05569          Filed 11/1/2012

Franklin Universal Trust

Templeton China World Fund                                             811-07876          Filed 11/1/2012

Templeton China World Fund

Templeton Emerging Markets Fund                                    811-04985          Filed 11/1/2012

Templeton Emerging Markets Fund

Templeton Global Income Fund, Inc.                                  811-05459          Filed 11/1/2012

Templeton Global Income Fund

Templeton Global Smaller Companies Fund, Inc.               811-03143          Filed 11/1/2012

Templeton Global Smaller Companies Fund

Templeton Growth Fund, Inc.                                             811-04892          Filed 11/1/2012

Templeton Growth Fund

Templeton Income Trust                                                      811-04706          Filed 11/1/2012

Templeton Global Bond Fund

Templeton Global Total Return Fund

Templeton International Bond Fund

September 30, 2012 financial statements:

Franklin Managed Trust                                                       811-04894          Filed 12/4/2012

Franklin Rising Dividends Fund

Franklin Custodian Funds, Inc.                                           811-00537          Filed 11/30/2012

Franklin Dynatech Fund

Franklin Growth Fund

Franklin Income Fund

Franklin U.S. Government Securities Fund

Franklin Utilities Fund

Franklin New York Tax-Free Trust                                     811-04787          Filed 11/30/2012

Franklin New York Intermediate Term Tax-Free Income Fund

Franklin Strategic Mortgage Portfolio                                 811-07288          Filed 11/28/2012

Franklin Strategic Mortgage Portfolio

October 31, 2012 financial statements:

Franklin Investors Securities Trust                                      811-04986          Filed 12/31/2012

Franklin Balanced Fund

Franklin Convertible Securities Fund

Franklin Equity Income Fund

Franklin Limited Maturity U.S. Government Securities Fund

Franklin Real Return Fund

Franklin Adjustable U.S. Government Securities Fund

Franklin Floating Rate Daily Access Fund

Franklin Low Duration Total Return Fund

Franklin Total Return Fund

Franklin Templeton Global Trust                                         811-04450          Filed 1/2/2013

Franklin Templeton Hard Currency Fund

Franklin Templeton International Trust                               811-06336          Filed 1/2/2013

Franklin India Growth Fund

Franklin Templeton Global Allocation Fund

Templeton Foreign Smaller Companies Fund

Franklin World Perspectives Fund

Franklin Value Investors Trust                                            811-05878          Filed 1/2/2013

Franklin Allcap Value Fund

Franklin Balance Sheet Investment Fund

Franklin Large Cap Value Fund

Franklin Microcap Value Fund

Franklin Midcap Value Fund

Franklin Small Cap Value Fund

December 31, 2012 financial statements:

Franklin Mutual Series Funds                                              811-05387          Filed 3/8/2013

Mutual Quest Fund

Mutual Global Discovery Fund

Mutual Beacon Fund

Mutual Shares Fund

Mutual European Fund

Mutual International Fund

Mutual Financial Services Fund

Templeton Institutional Funds                                             811-06135          Filed 3/5/2013

Emerging Markets Series

Foreign Equity Series

Foreign Smaller Companies Series

Global Equity Series

Templeton Dragon Fund, Inc.                                             811-08394          Filed 3/5/2013

Templeton Dragon Fund, Inc.

Franklin Templeton Fund Allocator Series                          811-07851          Filed 3/4/2013

Franklin Templeton Corefolio Allocation Fund

Franklin Templeton Founding Funds Allocation Fund

Franklin Templeton Conservative Allocation Fund

Franklin Templeton Growth Allocation Fund

Franklin Templeton Moderate Allocation Fund

Franklin Templeton 2015 Retirement Target Fund

Franklin Templeton 2025 Retirement Target Fund

Franklin Templeton 2035 Retirement Target Fund

Franklin Templeton 2045 Retirement Target Fund

Templeton Developing Markets Trust                                 811-06378          Filed 3/5/2013

Templeton Developing Markets Trust

Templeton Global Opportunities Trust                                811-05914          Filed 3/5/2013

Templeton Global Opportunities Trust

Exhibit A

ICA File Number:	Registrant Name:	Fund Name	Reason for no vote
811-00537	Franklin Custodian Funds, Inc.	Franklin U.S. Government Securities Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-02605	Franklin Money Fund	Franklin Money Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-02790	Franklin California Tax-Free Income Fund, Inc.	Franklin California Tax-Free Income Fund, Inc.	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-03193	Franklin Tax-Exempt Money Fund	Franklin Tax-Exempt Money Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-03395	Franklin Federal Tax-Free Income Fund	Franklin Federal Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-03479	Franklin New York Tax-Free Income Fund	Franklin New York Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Alabama Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Arizona Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Colorado Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Connecticut Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Double Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Federal Intermediate-Term Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Federal Limited-Term Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Florida Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Georgia Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin High Yield Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Insured Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Kentucky Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Louisiana Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Maryland Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Massachusetts Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Michigan Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Minnesota Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Missouri Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin New Jersey Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin North Carolina Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Ohio Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Oregon Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Pennsylvania Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04149	Franklin Tax-Free Trust	Franklin Virginia Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04267	Institutional Fiduciary Trust	Money Market Portfolio	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04356	Franklin California Tax-Free Trust	Franklin California Insured Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04356	Franklin California Tax-Free Trust	Franklin California Intermediate-Term Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04356	Franklin California Tax-Free Trust	Franklin California Tax-Exempt Money Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04450	Franklin Templeton Global Trust	Franklin Templeton Hard Currency Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04706	Templeton Income Trust	Templeton Global Bond Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04706	Templeton Income Trust	Templeton Global Total Return Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04706	Templeton Income Trust	Templeton International Bond Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04787	Franklin New York Tax-Free Trust	Franklin New York Insured Tax-Free Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04787	Franklin New York Tax-Free Trust	Franklin New York Intermediate-Term Tax-Free Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04986	Franklin Investors Securities Trust	Franklin Adjustable U.S. Government Securities Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04986	Franklin Investors Securities Trust	Franklin Convertible Securities Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04986	Franklin Investors Securities Trust	Franklin Limited Maturity U.S. Government Securities Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-04986	Franklin Investors Securities Trust	Franklin Low Duration Total Return Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-05459	Templeton Global Income Fund	Templeton Global Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-05583	Franklin Templeton Variable Insurance Products Trust	FTVIP - Franklin Templeton VIP Founding Funds Allocation Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-05583	Franklin Templeton Variable Insurance Products Trust	FTVIP - Franklin U.S. Government Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-05583	Franklin Templeton Variable Insurance Products Trust	FTVIP - Franklin Zero Coupon Fund-2010	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-05583	Franklin Templeton Variable Insurance Products Trust	FTVIP Templeton Global Bond Securities Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-06481	Franklin Municipal Securities Trust	Franklin California High Yield Municipal Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-06481	Franklin Municipal Securities Trust	Franklin Tennessee Municipal Bond Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07038	The Money Market Portfolios	The Money Market Portfolio (Master)	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07288	Franklin Strategic Mortgage Portfolio	Franklin Strategic Mortgage Portfolio	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton 2015 Retirement Target Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton 2025 Retirement Target Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton 2035 Retirement Target Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton 2045 Retirement Target Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton Conservative Allocation Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton Corefolio Allocation Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton Founding Funds Allocation Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton Growth Allocation Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	Franklin Templeton Moderate Allocation Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07851	Franklin Templeton Fund Allocator Series	FranklinTempleton Multi-Asset Real Return Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-07866	Templeton Emerging Markets Income Fund	Templeton Emerging Markets Income Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-08962	Franklin Templeton Money Fund Trust	Franklin Templeton Money Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-10157	Franklin Global Trust	Franklin Templeton Emerging Market Debt Opportunities Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-22641	Franklin Alternative Strategies Funds	Franklin Pelagos Commodities Strategy Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.
811-22641	Franklin Alternative Strategies Funds	Franklin Pelagos Managed Futures Strategy Fund	There is no proxy voting activity for the fund, as the fund did not hold any votable positions during the reporting period.